United States
                       Securities and Exchange Commission
                                   Form 12b-25

                                                            SEC File No. 0-12962
                                                             CUSIP No. 132198201

                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K and Form 10-KSB; ___ Form 20-F;
              ___ Form 11-K; ___ Form 10-Q and Form 10-QSB; ___ Form N-SAR


                         For Period Ended: June 30, 2005

                        _ Transition report on Form 10-K
                        _ Transition Report on Form 20-F
                        _ Transition Report on Form 11-K
                        _ Transition Report on Form 10-Q
                        _ Transition Report on Form N-SAR

               For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

----------------------------------------------------------------------
PART I: - REGISTRANT INFORMATION

                            Cambridge Holdings, Ltd.
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Full Name of Registrant

                                       N/A
----------------------------------------------------------------------
Former Name if Applicable

                       106 South University Blvd., Unit 14
                                Denver, CO 80209
----------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
City, State and Zip Code



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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


|_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition X report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Primarily due to the previously announced pending liquidation of the Company and corresponding delays in processing certain accounting documents, the Company's Report on Form 10-KSB could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jeffrey G. McGonegal           (303)                   722-4008
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       (Name)                (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's operations for the fiscal year ended June 30, 2005 are anticipated to reflect a net loss of approximately $(277,000) ($.09 per share) as compared to a net loss of $(44,000) ($.01 per share) for the prior fiscal year end. The primary reasons for the increase in the reported net loss is anticipated to be losses incurred from the disposal or write-off of certain investments and higher operating expenses, primarily for professional fees associated with the Company's plan to liquidate and in response to a review of the Company's recent SEC filings.

          -------------------------------------------------------------


                            Cambridge Holdings, Ltd.
                          -----------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  September 28, 2005        By: /s/ Jeffrey G. McGonegal
                                ----------------------------------
                                 Jeffrey G. McGonegal, Senior Vice President
                                 - Finance and Chief Financial Officer



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